Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act
of 1940, that The Dreyfus/Laurel Funds, Inc.
(the "Company"), which is comprised of Dreyfus
Opportunistic Fixed Income Fund (formerly Dreyfus
Strategic Income Fund), Dreyfus Tax Managed Growth
Fund, Dreyfus AMT-Free Municipal Reserves,
Dreyfus BASIC S&P 500 Stock Index Fund,
Dreyfus Bond Market Index Fund, Dreyfus U.S. Treasury Reserves,
Dreyfus Disciplined Stock Fund, Dreyfus Money Market
Reserves and Dreyfus Small Cap Fund (formerly
Dreyfus Small Cap Value Fund), (collectively the "Funds"),
complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of October 31, 2010. Management is
responsible for the Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's
assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were
the following tests performed as of October 31, 2010
and with respect to agreement of security purchases
and sales, for the period from June 30, 2010 (the date
of our last examination), through October 31, 2010:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for
all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Funds' accounting
records and the Custodian's records as of October 31, 2010
and verified reconciling items;
5.     Confirmation of pending purchases for the Funds as
of October 31, 2010 with brokers, and where responses were
not received, inspection of documentation corresponding to
subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as
of October 31, 2010 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Company's trade tickets for five
purchases and five sales or maturities for the period June 30, 2010
(the date of our last examination) through October 31, 2010, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on
Controls Placed
in Operation and Tests of Operating Effectiveness
("SAS 70 Report") for the period October 1, 2009 through
September 30, 2010 and noted no relevant findings were
reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section III Control
Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from October 1, 2010 through October 31, 2010.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP /s/
New York, New York
January 31, 2011




January 31, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Opportunistic Fixed Income Fund (formerly Dreyfus Strategic Income Fund), Dreyfus Tax Managed Growth Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus
BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Disciplined Stock Fund, Dreyfus Money Market Reserves and Dreyfus Small Cap Fund (formerly Dreyfus Small Cap Value Fund), (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of October 31, 2010 and from
June 30, 2010 through October 31, 2010.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2010 and from June 30, 2010 through
October 31, 2010 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer